DynaMotive Energy Systems Corporation

                              FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                           -----------------

                    REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                  THE SECURITIES EXCHANGE ACT OF 1934
                            FOR JUNE 19, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable











                                 FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    June 19, 2003

3.  Press Release
    -------------

    June 19, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), and Ontario Power Generation (OPG), a major North American electricity producer have entered into an agreement for the proposed development of renewable fuel projects in Ontario.

The two companies will be working together with other members of a consortium on an integrated 100 tonne/day biofuel and 2.5 megawatt combined heat and power facility in West Lorne, Ontario, Canada. The facility, the largest of its kind anywhere, will utilize wood residue from the operations of Erie Flooring and Wood Products. It will consist of wood conditioning equipment, a pyrolysis plant, and a combined heat and power plant. The objective is to utilize DynaMotive's unique pyrolysis technology to establish a biofueled power generation plant on a commercial scale. Previously, DynaMotive successfully demonstrated the use of this technology to produce biofuel from wood in a 10 tonne/day pilot plant. This project will demonstrate an integration of the fuel production with its use in combined heat and power production in an industrial environment. If the project is completed, the project participants will apply for EcoLogom certification and could be contributing green power not utilized by Erie Flooring's operations to the Ontario grid by early next year.

DynaMotive and OPG executed a Memorandum of Understanding in July 2002 to investigate opportunities to utilize DynaMotive's process to convert wood residue to BioOil. This is a renewable fuel that can be efficiently transported to other facilities and could be used to replace fossil fuels to produce green power. A byproduct of the process is a high quality char that has several potential commercial applications including as a partial replacement fuel for coal.

"This project expands the technology to a commercial scale. We're excited about the potential because it essentially converts wood, which is a renewable energy source, to a liquid fuel that allows for easier use for power generation," says Larry Doran, OPG's Vice President Business Development.

OPG's initial C$200,000 investment in the project provides for the predevelopment work, including a project integration study by UMA Engineering Ltd. of Burnaby, British Columbia. Optional further investment by OPG will be subject to project feasibility. OPG has the right of first offer on future DynaMotive initiatives in OPG's trading areas and the right to partner with others.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013


9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 19th day of June, 2003


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)  "Richard C.H. Lin"
                                     Richard C.H. Lin
                                     Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.








News Release-June 19, 2003

         Ontario Power Generation Invests in DynaMotive's Integrated
          BioOil power Facility Project in Southwestern Ontario

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), and Ontario Power Generation (OPG), a major North American electricity producer have entered into an agreement for the proposed development of renewable fuel projects in Ontario.

The two companies will be working together with other members of a consortium on an integrated 100 tonne/day biofuel and 2.5 megawatt combined heat and power facility in West Lorne, Ontario, Canada. The facility, the largest of its kind anywhere, will utilize wood residue from the operations of Erie Flooring and Wood Products. It will consist of wood conditioning equipment, a pyrolysis plant, and a combined heat and power plant. The objective is to utilize DynaMotive's unique pyrolysis technology to establish a biofueled power generation plant on a commercial scale. Previously, DynaMotive successfully demonstrated the use of this technology to produce biofuel from wood in a 10 tonne/day pilot plant. This project will demonstrate an integration of the fuel production with its use in combined heat and power production in an industrial environment. If the project is completed, the project participants will apply for EcoLogom certification and could be contributing green power not utilized by Erie Flooring's operations to the Ontario grid by early next year.

DynaMotive and OPG executed a Memorandum of Understanding in July 2002 to investigate opportunities to utilize DynaMotive's process to convert wood residue to BioOil. This is a renewable fuel that can be efficiently transported to other facilities and could be used to replace fossil fuels to produce green power. A byproduct of the process is a high quality char that has several potential commercial applications including as a partial replacement fuel for coal.

"This project expands the technology to a commercial scale. We're excited about the potential because it essentially converts wood, which is a renewable energy source, to a liquid fuel that allows for easier use for power generation," says Larry Doran, OPG's Vice President Business Development.

OPG's initial C$200,000 investment in the project provides for the predevelopment work, including a project integration study by UMA Engineering Ltd. of Burnaby, British Columbia. Optional further investment by OPG will be subject to project feasibility. OPG has the right of first offer on future DynaMotive initiatives in OPG's trading areas and the right to partner with others.

"DynaMotive is pleased to have OPG as the first commercial generator to partner in the project. It is instrumental to have a leading generation company recognize the commercial potential of our technologies and how important they are to the collective future for renewable energy and our environment," says Andrew Kingston, President & CEO of DynaMotive.

Other participants in the project are: Magellan Aerospace division-Orenda Industrial, which is providing the power generation and fuel handling system utilizing BioOil; UMA Engineering; and Erie Flooring and Wood Products, which will supply wood residue for the project and receive electricity and process heat for its operations.

Ontario Power Generation is an Ontario based company, whose principal business is the generation and sale of electricity to customers in Ontario and to interconnected markets. OPG's focus is on the risk-managed production and sale of reliable electricity from our competitive generation assets. OPG's goal is to be a premier North American energy company, while operating in a safe, open and environmentally responsible manner.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. DynaMotive has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.

For more information on Ontario Power Generation:
Media Desk (416) 592-4008 or 1 877 592-4008 or visit us at www.opg.com

For more information on DynaMotive, please call:
Corp Communications
Tel: (604) 267-6000              Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005             Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson, Managing Director
Tel: (44) 0207 550 3872          Fax:  (44) 0207 409 2304

US enquiries, contact:
James Acheson,
Chief Operating Officer DynaMotive Corporation
Tel: (323) 460-4900              Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission